EXHIBIT 2.3

EXECUTION VERSION

EMPLOYEE MATTERS AGREEMENT

BY AND BETWEEN PNK ENTERTAINMENT, INC. AND

PINNACLE ENTERTAINMENT, INC.

Dated April 28, 2016

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of April 28, 2016 is by and between PNK Entertainment, Inc., a Delaware corporation (“OpCo”), and Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle” and together with OpCo, the “Parties” and each a “Party”).

WHEREAS, the board of directors of Pinnacle has determined that it is in the best interests of Pinnacle and its shareholders to create a new publicly-traded company which shall operate the OpCo Business;

WHEREAS, in furtherance thereof Pinnacle and OpCo have entered into that certain Separation and Distribution Agreement, dated as of April 28, 2016 (the “Separation Agreement”);

WHEREAS, Pinnacle has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 20, 2015, with Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”), and Gold Merger Sub, LLC, a Delaware limited liability company and wholly owned Subsidiary of GLPI (“Merger Sub”);

WHEREAS, the Merger Agreement provides for, among other things, the merger of Pinnacle with and into Merger Sub, with Merger Sub surviving such merger as a wholly owned Subsidiary of GLPI; and

WHEREAS, as contemplated by the Separation Agreement, Pinnacle and OpCo desire to enter into this Agreement to provide for the allocation of assets, Liabilities (as defined below), and responsibilities with respect to certain matters relating to employees, individual independent contractors and Directors (as defined below) (including employee compensation and benefit plans and programs) between them.

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Separation Agreement. For purposes of this Agreement, the following terms shall have the following meanings:

1.1 “2005 Plan” means the Pinnacle 2005 Equity and Performance Incentive Plan.

1.2 “2015 Plan” means the Pinnacle 2015 Equity and Performance Incentive Plan.

1.3 “Adjusted Pinnacle Awards” means the Adjusted Pinnacle Options, the Adjusted Pinnacle RSUs and the Adjusted Pinnacle PUAs.

1.4 “Adjusted Pinnacle Option” has the meaning set forth in Section 5.2(a)(i).

1.5 “Adjusted Pinnacle PUA” has the meaning set forth in Section 5.1.

1.6 “Adjusted Pinnacle RSU” has the meaning set forth in Section 5.2(b)(ii).

1.7 “CBAs” has the meaning set forth in Section 2.7.

1.8 “Closing Pinnacle Stock Price” has the meaning set forth in Section 5.2(a)(i)(2).

1.9 “COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and ERISA Sections 601 through 608.

1.10 “Code” means the Internal Revenue Code of 1986, as amended, or any successor federal income tax law. Reference to a specific Code provision also includes any proposed, temporary, or final regulation in force under that provision.

1.11 “Director” means a member of the Board of Directors of Pinnacle.

1.12 “Directors Deferred Compensation Plan” means the 2008 Amended and Restated Pinnacle Directors Deferred Compensation Plan.

1.13 “Distribution Ratio” means the number of shares of OpCo Common Stock received by each holder of record of Pinnacle Common Stock pursuant to Section 3.3 of the Separation Agreement with respect to each share of Pinnacle Common Stock.

1.14 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended. Reference to a specific provision of ERISA also includes any proposed, temporary, or final regulation in force under that provision.

1.15 “Executive Deferred Compensation Plan” means the Pinnacle Executive Deferred Compensation Plan, as amended and restated.

1.16 “Exempt Award” means each Exempt PUA Award, each Exempt Option and each Exempt RSU.

1.17 “Exempt Option” has the meaning set forth in Section 5.3(b).

1.18 “Exempt PUA Award” has the meaning set forth in Section 5.3(a).

1.19 “Exempt RSU” has the meaning set forth in Section 5.3(c).

1.20 “Former Pinnacle Service Provider” means any individual whose employment or, in the case of an individual independent contractor or Director, service with either Party or any of its respective Subsidiaries and Affiliates is or was terminated for any reason before the Time of Distribution.

1.21 “GLPI Common Stock” means Parent Common Stock (as defined in the Merger Agreement).

1.22 “HIPAA” means the health insurance portability and accountability requirements for “group health plans” under the Health Insurance Portability and Accountability Act of 1996, as amended.

1.23 “Income Taxes” has the meaning set forth in the Tax Matters Agreement.

1.24 “Medicare Taxes” means, with respect to the Adjusted Pinnacle Awards, an amount equal to the product of (a) 1.45% multiplied by (b) the aggregate cash value (determined based on the closing price of GLPI Common Stock on the Distribution Date (or, if shares of GLPI Common Stock are not traded on such date, then the closing price of GLPI Common Stock on the trading date immediately preceding the Distribution Date)) of the shares of GLPI Common Stock to be delivered to holders of Adjusted Pinnacle Awards pursuant to Section 2.5 of the Merger Agreement.

1.25 “Non-Plan Awards” means any Pinnacle equity incentive awards other than those granted under the 2005 Plan, 2015 Plan, the Executive Deferred Compensation Plan or the Directors Deferred Compensation Plan.

1.26 “OpCo Health and Welfare Plan” means the health and welfare plans sponsored and maintained by OpCo or any of its subsidiaries which provide group health, life, dental, accidental death and dismemberment, health care reimbursements, dependent care assistance and disability benefits.

1.27 “OpCo Long Term Incentive Plan” means the new OpCo Long Term Incentive Compensation Plan adopted by OpCo prior to the Time of Distribution and, with respect to Non-Plan Awards, substantially similar award agreements governing Non-Plan Awards after the Time of Distribution.

1.28 “OpCo Participant” means any individual who is an OpCo Service Provider or a Former Pinnacle Service Provider, and any beneficiary, dependent, or alternate payee of such individual, as the context requires.

1.29 “OpCo Service Provider” means any individual who, as of immediately prior to the Time of Distribution, is employed by, is an individual independent contractor for, or is a Director of, Pinnacle or any of its subsidiaries, including any individual on a leave of absence or on short-term or long-term disability.

1.30 “Opening OpCo Stock Price” has the meaning set forth in Section 5.2(a)(i)(2).

1.31 “Opening Pinnacle Stock Price” has the meaning set forth in Section 5.2(a)(i)(2).

1.32 “Option” when immediately preceded by “Pinnacle,” means an option to purchase shares of Pinnacle Common Stock granted by Pinnacle prior to the Time of Distribution pursuant to a Pinnacle Equity-Based Plan and, when immediately preceded by “OpCo,” means an option to purchase shares of OpCo Common Stock, which option is granted pursuant to the OpCo Long Term Incentive Plan as part of the adjustment to Pinnacle Options as set forth in Section 5.2.

1.33 “Participating Company” means (a) Pinnacle, (b) any Person (other than an individual) that Pinnacle has approved for participation in, and which is participating in, a Plan and (c) any Person (other than an individual) which, by the terms of such a Plan, participates in such Plan.

1.34 “Performance Units” means cash denominated performance units granted by Pinnacle under the 2005 Plan on or around March 19, 2015 or after the date of this Agreement.

1.35 “Pinnacle Defined Contribution Plan” means the Pinnacle 401(k) Investment Plan.

1.36 “Pinnacle Equity-Based Plans” means the 2005 Plan, 2015 Plan, Non-Plan Awards, the Executive Deferred Compensation Plan and the Directors Deferred Compensation Plan, each as amended from time to time.

1.37 “Pinnacle FSAs” has the meaning set forth in Section 4.3.

1.38 “Pinnacle Health and Welfare Plans” means the health and welfare plans sponsored and maintained by Pinnacle or any of its subsidiaries immediately prior to the Time of Distribution which provide group health, life, dental, accidental death and dismemberment, health care reimbursements, dependent care assistance and disability benefits.

1.39 “Plan,” when immediately preceded by “Pinnacle,” means any plan, policy, program, payroll practice, on-going arrangement, contract, trust, insurance policy or other agreement or funding vehicle (including a Pinnacle Health and Welfare Plan and the Pinnacle Defined Contribution Plan) for which the eligible classes of participants include current and/or former directors and employees of Pinnacle or its subsidiaries (which may include current or former employees of OpCo Group members prior to the Time of Distribution) (and their eligible dependents), and when immediately preceded by “OpCo,” means any plan, policy, program, payroll practice, on-going arrangement, contract, trust, insurance policy or other agreement or funding vehicle (including an OpCo Health and Welfare Plan) for which the eligible classes of participants are limited to current and former employees (and their eligible dependents) of OpCo or an OpCo Group member, but no other Pinnacle Group member.

1.40 “Restricted Stock Unit,” when immediately preceded by “Pinnacle,” means a unit granted by Pinnacle prior to the Time of Distribution pursuant to a Pinnacle Equity-Based Plan representing a general unsecured promise by Pinnacle to deliver a Pinnacle Common Share (or its cash value), including phantom stock unit awards, restricted stock unit awards, other stock unit awards, performance share grants, Director other stock unit awards, deferred shares under the Directors Deferred Compensation Plan and any other similar instruments, including those deferred under the Executive Deferred Compensation Plan and when immediately preceded by “OpCo,” means a unit granted by OpCo representing a general unsecured promise by OpCo to deliver a share of OpCo Common Stock (or its cash value), which unit is granted pursuant to the OpCo Long Term Incentive Plan as part of the adjustment to Pinnacle Restricted Stock Units as set forth in Section 5.2.

1.41 “Retained Deferred Equity Awards” has the meaning set forth in Section 5.2(b)(ii).

1.42 “Tax Matters Agreement” means that certain Tax Matters Agreement, dated on or about the date hereof, by and between the parties hereto.

ARTICLE II

TRANSFER OF OPCO SERVICE PROVIDERS; GENERAL PRINCIPLES

2.1 Transfer of Employment and Service of Certain OpCo Service Providers. Pinnacle and OpCo will each use best efforts to cause the employment of or, with respect to individual independent contractors, the engagement of each OpCo Service Provider who is not employed by or, with respect to an individual independent contractor or Director, engaged by an OpCo Group member as of the date hereof to be transferred to an OpCo Group member prior to the Time of Distribution.

2.2 Assumption and Retention of Liabilities. Pinnacle and OpCo intend that all employment-related and, with respect to individual independent contractors or Directors, service-related Liabilities and rights associated with OpCo Participants are to be assumed by OpCo or an OpCo Group member, in each case, except as specifically set forth herein. Accordingly, as of the Time of Distribution, OpCo or another member of the OpCo Group hereby retains or assumes and agrees to pay, perform, fulfill, and discharge, except as expressly provided in this Agreement, (i) all Liabilities and rights arising under or related to the Pinnacle Plans and the OpCo Plans, (ii) all employment or service-related Liabilities (including Liabilities relating to terminations of employment or service and any deemed termination of employment or service) and rights with respect to (A) all OpCo Participants and (B) any individual who is, or was, an individual independent contractor, Director, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or non-payroll worker or in any other employment or similar relationship primarily connected to Pinnacle, any of its Subsidiaries, OpCo or an OpCo Group member, (iii) all Liabilities resulting from any failure of Pinnacle or a Pinnacle Group member to take any action required by this Agreement to be taken prior to the Time of Distribution, and (iv) any other Liabilities expressly transferred to OpCo or an OpCo Group member under this Agreement. In accordance with Section 7.2 hereof, OpCo shall indemnify and hold harmless Pinnacle and each Pinnacle Group member against any Liabilities or obligations allocated to, or retained or assumed by, OpCo or any member of the OpCo Group pursuant to this Agreement.

2.3 Sponsorship of the OpCo Plans. Except as otherwise provided herein, effective no later than immediately prior to the Time of Distribution, Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume sponsorship of, and all assets and Liabilities with respect to, each Pinnacle Plan and each OpCo Plan and for Pinnacle to transfer and assign sponsorship of, and all assets and Liabilities with respect to, all Pinnacle Plans to OpCo or an OpCo Group member.

2.4 Reimbursements. From time to time after the Time of Distribution, the Parties shall promptly reimburse one another, upon reasonable request of the Party requesting reimbursement and the presentation by such Party of such substantiating documentation as the other Party shall reasonably request, for the cost of any Liabilities satisfied or assumed by the Party requesting reimbursement or its Affiliates that are, pursuant to this Agreement, the responsibility of the other Party or any of its Affiliates.

2.5 Approval of Plan. (i) Prior to the Time of Distribution, Pinnacle shall cause OpCo to adopt the OpCo Long Term Incentive Plan and (ii) at or prior to the Time of Distribution, Pinnacle and OpCo shall take all actions (including actions taken by Pinnacle and/or any of its direct or indirect subsidiaries as shareholder(s) of OpCo) as may be necessary or applicable to approve the OpCo Long Term Incentive Plan and any non-qualified deferred compensation plan under which equity awards may be granted or will be outstanding after the Time of Distribution in order to satisfy the requirements of the applicable rules and regulations of the applicable National Security Exchange.

2.6 Delivery of Shares; Registration Statement. From and after the Time of Distribution, OpCo shall have sole responsibility for delivery of shares of OpCo Common Stock pursuant to awards issued under an OpCo Plan in satisfaction of any obligations to deliver such shares under the OpCo Plans and shall do so without compensation from any Pinnacle Group member. OpCo shall cause a registration statement on Form S-8 (or other appropriate form) to be filed with respect to such issued or issuable shares prior to the Time of Distribution and shall cause such registration to remain in effect for so long as there may be an obligation to deliver OpCo shares under such OpCo Plans. Prior to the Time of Distribution, Pinnacle shall use commercially reasonable efforts to assist OpCo in completing such registration.

2.7 Labor Relations. To the extent required by applicable Law or any agreement with a labor union, works council or similar employee organization, OpCo shall provide notice, engage in consultation and take any similar action which may be required on its part in connection with the consummation of the transactions contemplated by the Separation Agreement and shall fully indemnify each Pinnacle Group member against any Liabilities arising from its failure to comply with such requirements. Effective no later than immediately prior to the Time of Distribution, (a) OpCo shall, or shall cause the applicable member of the OpCo Group to, assume the collective bargaining agreements (collectively, the “CBAs”) that cover OpCo Participants (including the obligation to honor the terms and conditions thereof and any obligations thereunder requiring a successor to recognize a particular labor union as authorized representative and bargaining agent of an employee group or for any other purpose), (b) OpCo (or the applicable member of the OpCo Group) shall be the “Employer” for purposes of each such CBA, and (c) the OpCo Group shall have sole responsibility for all Liabilities arising under the CBAs.

2.8 Assumption of Employment Agreements. Effective no later than immediately prior to the Time of Distribution, Pinnacle shall assign to OpCo or an OpCo Group Member, and Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume, all employment agreements, individual supplemental benefit agreements and other individual agreements entered into between an OpCo Participant and Pinnacle or any of its Subsidiaries, and OpCo shall indemnify and hold harmless Pinnacle and each member of the Pinnacle Group against any Liabilities pursuant to any such agreement. In addition, nothing in the Separation Agreement or this Agreement shall be construed to change the at-will status of any Pinnacle or OpCo employee.

ARTICLE III

DEFERRED COMPENSATION PLANS

3.1 Pinnacle Defined Contribution Plan. Effective no later than immediately prior to the Time of Distribution, Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume sponsorship of, and all assets and Liabilities with respect to, the Pinnacle Defined Contribution Plan and for Pinnacle to transfer and assign sponsorship of, and all assets and Liabilities with respect to, the Pinnacle Defined Contribution Plan to OpCo or an OpCo Group member. If, and to the extent, investments under such Plan are comprised of Pinnacle Common Stock, OpCo shall determine the extent to which and when Pinnacle Common Stock shall cease to be investment alternatives thereunder.

3.2 Non-Qualified Deferred Compensation Plans. Except as provided in Section 5.2, effective no later than immediately prior to the Time of Distribution, Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume sponsorship of, and all assets and Liabilities with respect to, the Director Deferred Compensation Plan and Executive Deferred Compensation Plan and for Pinnacle to transfer and assign sponsorship of, and all assets and Liabilities with respect to, the Director Deferred Compensation Plan and Executive Deferred Compensation Plan to OpCo or an OpCo Group member. For purposes of determining when a distribution is required from the 2005 Plan, 2015 Plan, Non-Plan Awards, or the OpCo Plans described in this Section 3.2, OpCo Service Providers who were participants in such plans will be treated as not having experienced a separation from service until such employees have separated from service from all OpCo Group members.

ARTICLE IV

HEALTH AND WELFARE PLANS

4.1 Cessation of Participation in Pinnacle Health and Welfare Plans. Prior to the Time of Distribution, OpCo shall assume and Pinnacle shall assign to OpCo the Pinnacle Health and Welfare Plans. The transfer of employment from Pinnacle to OpCo or an OpCo Group member prior to or as of the Time of Distribution shall not be treated as a “status change” with respect to any OpCo Participant under the Pinnacle Health and Welfare Plans.

4.2 Allocation of Health and Welfare Plan Liabilities. All outstanding Liabilities relating to, arising out of or resulting from health and welfare coverage or claims incurred by or on behalf of OpCo Participants or their covered dependents under the Pinnacle Health and Welfare Plans or the OpCo Health and Welfare Plans on, before or after the Time of Distribution shall be assumed or retained, as applicable, by OpCo upon the Time of Distribution.

4.3 Flexible Spending Plan Treatment. Effective no later than immediately prior to the Time of Distribution, Pinnacle and OpCo shall take such actions (if any) as are required to cause OpCo or an OpCo Group member to assume sponsorship of, and all assets and Liabilities with respect to, dependent care and medical care flexible spending accounts (the “Pinnacle FSAs”) and for Pinnacle to transfer and assign sponsorship of, and all assets and Liabilities with respect to, Pinnacle FSAs to OpCo or an OpCo Group member.

4.4 Workers’ Compensation Liabilities. All workers’ compensation Liabilities relating to, arising out of, or resulting from any claim by OpCo Participants that result from an accident or from an occupational disease which is incurred or becomes manifest, as the case may be, on or before the Time of Distribution and while such individual was employed by Pinnacle or its Subsidiaries or by OpCo or any OpCo Group Member shall be assumed or retained, as applicable, by OpCo as of the Time of Distribution. OpCo and each OpCo Group member shall also be solely responsible for all workers’ compensation Liabilities relating to, arising out of, or resulting from any claim incurred for a compensable injury sustained by an OpCo Participant that results from an accident or from an occupational disease which is incurred or becomes manifest, as the case may be, after the Time of Distribution. Pinnacle, each Pinnacle Group member, OpCo and each OpCo Group member shall cooperate with respect to any notification to appropriate governmental agencies of the disposition and the issuance of new, or the transfer of existing, workers’ compensation insurance policies and claims handling contracts.

4.5 Payroll Taxes and Reporting. Pinnacle and OpCo (i) shall, to the extent practicable, treat OpCo (or an OpCo Group member designated by OpCo) as a “successor employer” and Pinnacle (or the appropriate Pinnacle Group member) as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to OpCo Service Providers for purposes of taxes imposed under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act, and (ii) hereby agree to use commercially reasonable efforts to implement the alternate procedure described in Section 5 of Revenue Procedure 2004-53. Without limiting in any manner the obligations and Liabilities of the Parties under the Tax Matters Agreement, including all withholding obligations otherwise set forth therein, except as otherwise provided in the Merger Agreement, OpCo and each OpCo Group member shall bear its responsibility for payroll tax obligations and for the proper reporting to the appropriate governmental authorities of compensation earned after the Time of Distribution.

4.6 COBRA and HIPAA Compliance. As of the Time of Distribution, OpCo shall assume and be responsible for administering compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the Pinnacle Health and Welfare Plans and the OpCo Health and Welfare Plans with respect to OpCo Participants who incur a COBRA qualifying event or loss of coverage under the Pinnacle Health and Welfare Plans or the OpCo Health and Welfare Plans at any time on or before the Time of Distribution. OpCo shall also be responsible for administering compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the OpCo Health and Welfare Plans with respect to OpCo Participants who incur a COBRA qualifying event or loss of coverage under the OpCo Health and Welfare Plans at any time after the Time of Distribution.

4.7 Vacation and Paid Time Off. As of the Time of Distribution, the applicable OpCo Group Member shall credit each OpCo Service Provider with the unused vacation days and personal and sickness days that such individual has accrued immediately prior to the Time of Distribution in accordance with the vacation and personnel policies applicable to such employee immediately prior to the Time of Distribution.

ARTICLE V

INCENTIVE COMPENSATION, EQUITY COMPENSATION AND OTHER BENEFITS

5.1 Cash-Based Incentive Awards. OpCo shall pay each OpCo Service Provider who is participating in cash incentive programs of Pinnacle such OpCo Service Provider’s payments under any such plan, based on actual performance under each such plan in the ordinary course and subject to applicable plan award terms, as may be adjusted by OpCo to reflect the Time of Distribution or otherwise. Notwithstanding the foregoing, each award of Performance Units, other than the Exempt Awards, which is outstanding immediately prior to the Time of Distribution will be converted upon the Time of Distribution into two separate awards of Performance Units, an adjusted Pinnacle Performance Unit award (each, an “Adjusted Pinnacle PUA”) and an OpCo Performance Unit award, as set forth below. The number of Performance Units subject to each Adjusted Pinnacle PUA will be equal to the number of Performance Units subject to such Performance Unit award outstanding immediately prior to the Time of Distribution multiplied by a fraction, the numerator of which shall be the Opening Pinnacle Stock Price (as defined below) and the denominator of which shall be the Closing Pinnacle Stock Price (as defined below), which product shall be rounded down to the nearest whole dollar. The number of Performance Units subject to each OpCo Performance Unit award will be equal to the number of Performance Units subject to a corresponding Performance Unit award outstanding immediately prior to the Time of Distribution minus the number of Performance Units subject to the corresponding Adjusted Pinnacle PUA. Each Adjusted Pinnacle PUA shall be treated in accordance with the applicable provisions of the Merger Agreement. Each OpCo Performance Unit Award issued pursuant to this Section 5.1 shall be subject to the same terms and conditions regarding term, vesting (as may be equitably adjusted), and other provisions as set forth in the related Performance Unit award before the Time of Distribution.

5.2 Awards under the Pinnacle Equity-Based Plans. Except with respect to Exempt Awards, Pinnacle and OpCo and each of their successors shall use their commercially reasonable efforts to take all actions necessary or appropriate so that each outstanding Pinnacle Option and Restricted Stock Unit outstanding immediately prior to the Time of Distribution shall be adjusted as set forth in this Section 5.2. All share rounding described below shall be done on an aggregated award by award basis.

(a) Options.

(i) Conversion. Each Pinnacle Option (other than any Exempt Option) which is outstanding immediately prior to the Time of Distribution will be converted upon the Time of Distribution into two separate options, an adjusted Pinnacle Option (each, an “Adjusted Pinnacle Option”) and an OpCo Option, as set forth below.

(1) Number of Shares Subject to Options. The number of shares of Pinnacle Common Stock subject to each of the Adjusted Pinnacle Options will be equal to the number of shares of Pinnacle Common Stock subject to the Pinnacle Option immediately prior to the Time of Distribution. The number of shares of OpCo Common Stock subject to the OpCo Option will be equal to the number of shares of Pinnacle Common Stock subject to the Pinnacle Option immediately prior to the Time of Distribution multiplied by the Distribution Ratio and rounded down to the nearest whole share.

(2) Exercise Price. The per share exercise price of the Adjusted Pinnacle Option shall be equal to the product of (A) the per share exercise price of the Pinnacle Option immediately prior to the Time of Distribution multiplied by (B) a fraction, the numerator of which shall be the Opening Pinnacle Stock Price and the denominator of which shall be the Closing Pinnacle Stock Price, which product shall be rounded up to the nearest whole cent. The per share exercise price of the OpCo Option shall be equal to the product of (x) the per share exercise price of the Pinnacle Option immediately prior to the Time of Distribution multiplied by (y) a fraction, the numerator of which shall be the Opening OpCo Stock Price (as defined below) and the denominator of which shall be the Closing Pinnacle Stock Price, which product shall be rounded up to the nearest whole cent. The “Opening Pinnacle Stock Price” shall mean the Closing Pinnacle Stock Price less the Opening OpCo Stock Price. The “Opening OpCo Stock Price” shall mean the per share closing “when-issued” trading price of OpCo Common Stock on the last trading day immediately preceding the Time of Distribution. The “Closing Pinnacle Stock Price” shall be the per share closing trading price of Pinnacle Common Stock trading on the “regular way” basis on the last trading day immediately prior to the Time of Distribution.

(ii) Option Terms. Each Adjusted Pinnacle Option shall be treated in accordance with the applicable provisions of the Merger Agreement. Each OpCo Option issued pursuant to this Section 5.2(a) shall be subject to the same terms and conditions regarding term, vesting, and other provisions regarding exercise as set forth in the related Pinnacle Option before the Time of Distribution.

(b) Restricted Stock Units.

(i) Restricted Stock Units. Upon the Time of Distribution, holders of Pinnacle Restricted Stock Unit awards (other than Exempt RSUs) will receive OpCo Restricted Stock Unit awards with respect to a number of shares of OpCo Common Stock equal to the number of shares of Pinnacle Common Stock subject to the corresponding Pinnacle Restricted Stock Unit awards immediately prior to the Time of Distribution multiplied by the Distribution Ratio and rounded to the nearest whole share of OpCo Common Stock.

(ii) Restricted Stock Unit Award Terms. Each Pinnacle Restricted Stock Unit outstanding immediately following the Time of Distribution (other than any Exempt RSU) (each, an “Adjusted Pinnacle RSU”) shall be treated in accordance with the Merger Agreement. Each OpCo Restricted Stock Unit issued pursuant to this Section 5.2(b) shall be subject to the same terms and conditions as set forth in the related Pinnacle Restricted Unit award before the Time of Distribution. Following the Time of

Distribution, all Adjusted Pinnacle RSUs that were prior to the Time of Distribution subject to the Director Deferred Compensation Plan or Executive Deferred Compensation Plan or otherwise constitute deferred compensation subject to Section 409A of the Code shall continue to be the Liability of Pinnacle (and shall not be assigned to OpCo), shall continue to be governed by the applicable terms of the 2005 Plan, 2015 Plan, Non-Plan Awards, Director Deferred Compensation Plan or Executive Deferred Compensation Plan (such Restricted Stock Units, the “Retained Deferred Equity Awards”), and shall be treated in accordance with the applicable provisions of the Merger Agreement, including the provision for the immediate termination of such Retained Deferred Equity Awards in accordance with Treasury Regulations Section 1.409A-3(j)(4)(ix)(B).

(c) Allocation of Deductions. Income Tax deductions with respect to the vesting and settlement of Adjusted Pinnacle Awards pursuant to Section 2.5 of the Merger Agreement shall be claimed solely by the Pinnacle Group (including, after the Effective Time of the Merger, GLPI and its Affiliates).

5.3 Exempt Awards. The following provisions of this Section 5.3 shall apply to Exempt Awards.

(a) Performance Units. Each award of Performance Units which is outstanding immediately prior to the Time of Distribution and was granted after July 16, 2015 (each, an “Exempt PUA Award”) will be converted upon the Time of Distribution into an OpCo Performance Unit award. The number of Performance Units subject to each OpCo Performance Unit award will be equal to the number of Performance Units subject to the corresponding Performance Unit award outstanding immediately prior to the Time of Distribution. Each OpCo Performance Unit Award issued pursuant to this Section 5.3(a) shall be subject to the same terms and conditions regarding term, vesting (as may be equitably adjusted), and other provisions as set forth in the related Performance Unit award before the Time of Distribution.

(b) Options. Each Pinnacle Option which is outstanding immediately prior to the Time of Distribution and was granted after July 16, 2015 (each, an “Exempt Option”) will be converted at the Time of Distribution into an adjusted OpCo Option. The number of shares of OpCo Common Stock subject to the OpCo Option will be equal to (i) the number of shares of Pinnacle Common Stock subject to the Exempt Option multiplied by (ii) a fraction, where the numerator shall be the Closing Pinnacle Stock Price and the denominator shall be the Opening OpCo Stock Price, which product shall be rounded down to the whole share. Each OpCo Option issued pursuant to this Section 5.3(b) shall be subject to the same terms and conditions regarding term, vesting, and other provisions regarding exercise as set forth in the related Pinnacle Option before the time Distribution. The per share exercise price of the OpCo Option shall be equal to the product of (A) the per share exercise price of the Pinnacle Option immediately prior to the Time of Distribution multiplied by (B) a fraction, the numerator of which shall be the Opening OpCo Stock Price and the denominator of which shall be the Closing Pinnacle Stock Price, which product shall be rounded up to the nearest whole cent.

(c) Restricted Stock Units. Each Pinnacle Restricted Stock Unit which is outstanding immediately prior to the Time of Distribution and was granted after July 16, 2015 (each, an “Exempt RSU”) will be converted upon the Time of Distribution into an adjusted

OpCo Restricted Stock Unit. The number of shares of OpCo Common Stock subject to each OpCo Restricted Stock Unit award will be equal to (i) the number of shares of Pinnacle Common Stock subject to the Exempt RSU award multiplied by (ii) a fraction, where the numerator shall be the Closing Pinnacle Stock Price and the denominator shall be the Opening OpCo Stock Price. Each OpCo Restricted Stock Unit issued pursuant to this Section 5.3(c) shall be subject to the same terms and conditions as set forth in the related Pinnacle Restricted Stock Unit award before the Distribution.

5.4 No Effect on Subsequent Awards. The provisions of this Article 5 shall have no effect on the terms and conditions of equity and equity-based awards granted following the Time of Distribution by Pinnacle or OpCo.

5.5 Pinnacle Actions. Prior to the transfer of employment described in Section 2.1, the Board of Directors of Pinnacle and/or an appropriate committee thereof (including the “Committee” as defined under 2005 Plan or the 2015 Plan) shall adopt such resolutions providing for, and take all other actions necessary to effectuate, the treatment of the Adjusted Pinnacle Awards pursuant to Section 2.5 of the Merger Agreement.

ARTICLE VI

GENERAL AND ADMINISTRATIVE

6.1 Sharing of Participant Information. To the maximum extent permitted under applicable Law, Pinnacle and OpCo shall share, and shall cause each member of its respective Group to share, with each other and their respective agents and vendors all participant information reasonably necessary for the efficient and accurate administration of each of the Pinnacle Plans and the OpCo Plans. Pinnacle and OpCo and their respective authorized agents shall, subject to applicable laws on confidentiality, be given reasonable and timely access to, and may make copies of, all information relating to the subjects of this Agreement in the custody of the other Party, to the extent necessary for such administration. Until the Time of Distribution, all participant information shall be provided in the manner and medium applicable to Participating Companies in the Pinnacle Plans generally, and thereafter until the time at which the Parties subsequently determine, all participant information shall be provided in a manner and medium that are compatible with the data processing systems of Pinnacle as in effect as of the Time of Distribution, unless otherwise agreed to by Pinnacle and OpCo.

6.2 Non-Termination of Employment; No Third Party Beneficiaries. No provision of this Agreement or the Separation Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any future, present, or former employee of Pinnacle, OpCo, or an OpCo Group member under any Pinnacle Plan or OpCo Plan or otherwise. Except as expressly provided in this Agreement, nothing in this Agreement shall preclude OpCo or any OpCo Group member, at any time after the Time of Distribution, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any OpCo Plan, any benefit under any OpCo Plan or any trust, insurance policy or funding vehicle related to any OpCo Plan.

6.3 Audit Rights with Respect to Information Provided. Each of Pinnacle and OpCo, and their duly authorized representatives, shall have the right to conduct reasonable audits with respect to all information provided to it by the other Party. The Parties shall cooperate to determine the procedures and guidelines for conducting audits under this Section 6.3, which shall require reasonable advance notice by the auditing Party. The auditing Party shall have the right to make copies of any records at its expense, subject to applicable Law.

6.4 Fiduciary Matters. Pinnacle and OpCo each acknowledge that actions required to be taken pursuant to this Agreement may be subject to fiduciary duties or standards of conduct under ERISA or other applicable Law, and no Party shall be deemed to be in violation of this Agreement if it fails to comply with any provisions hereof based upon its good faith determination (as supported by advice from counsel experienced in such matters) that to do so would violate such a fiduciary duty or standard. Each Party shall be responsible for taking such actions as are deemed necessary and appropriate to comply with its own fiduciary responsibilities and shall fully release and indemnify the other Party for any Liabilities caused by the failure to satisfy any such responsibility.

6.5 Consent of Third Parties. If any provision of this Agreement is dependent on the consent of any third party (such as a vendor or Governmental Authority) and such consent is withheld, Pinnacle and OpCo shall use commercially reasonable efforts to implement the applicable provisions of this Agreement to the full extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, Pinnacle and OpCo shall negotiate in good faith to implement the provision in a mutually satisfactory manner. The phrase “commercially reasonable efforts” as used herein shall not be construed to require the incurrence of any non-routine or unreasonable expense or liability or the waiver of any right.

ARTICLE VII

GOVERNING LAW; INCORPORATION OF SEPARATION AGREEMENT PROVISIONS

7.1 Governing Law. This Agreement and the legal relations between the Parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws rules thereof to the extent such rules would require the application of the law of another jurisdiction.

7.2 Incorporation of Separation Agreement Provisions. The following provisions of the Separation Agreement are hereby incorporated herein by reference, and unless otherwise expressly specified herein, such provisions shall apply to indemnification described herein as if fully set forth herein mutatis mutandis (references in this sentence of Section 7.2 to an “Article” or “Section” shall mean Articles or Sections of the Separation Agreement, and references in the material incorporated herein by reference shall be references to the Separation Agreement): Section 5.2 (General Indemnification by OpCo); Section 5.3 (General Indemnification by Pinnacle); Section 5.4 (Indemnification Obligations Net of Insurance Proceeds and Other Amounts); Section 5.5 (Procedures for Indemnification of Third-Party Claims); Section 5.6 (Tax Procedures); Section 5.7 (Additional Matters); Section 5.8 (Remedies Cumulative; Limitations of Liabilities); Section 5.9 (Survival of Indemnities). Article VII (Dispute Resolution) of the

Separation Agreement is hereby incorporated herein by reference, and unless otherwise expressly specified herein, such Article shall apply as if fully set forth herein mutatis mutandis (references in the material incorporated herein by reference shall be references to the Separation Agreement).

ARTICLE VIII

MISCELLANEOUS

8.1 Complete Agreement; Construction. This Agreement, together with the Separation Agreement and the Merger Agreement (including the Schedules and Exhibits hereto and thereto), constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between on behalf of the Parties with respect to such subject matter.

8.2 Survival of Agreements. Except as otherwise contemplated by this Agreement, any covenants and agreements of the Parties contained in this Agreement shall survive the Time of Distribution and remain in full force and effect in accordance with their applicable terms.

8.3 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.3):

If to OpCo, to:

PNK Entertainment, Inc.
3908 Howard Hughes Parkway
Las Vegas, Nevada 89169
Facsimile:	(702) 541-7773
Email	Jack.Godfrey@pnkmail.com
Attention:	Jack A. Godfrey

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Attention:	Regina Olshan, Esq. and
Stephen F Arcano, Esq.
Facsimile:	(212) 735-2000

if to GLPI, Pinnacle or a member of the Pinnacle Group, to:

Gaming and Leisure Properties, Inc.
825 Berkshire Blvd., Suite 400
Wyomissing, Pennsylvania 19610
Facsimile: (610) 401-2901
Email:	bmoore@glpropinc.com
Attention:	Brandon J. Moore

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Daniel A. Neff
Gregory E. Ostling
Facsimile:	(212) 403-2000

8.4 Termination. Notwithstanding any provision to the contrary, if the Merger Agreement has been terminated in accordance with its terms, this Agreement may be terminated at any time prior to the Time of Distribution by and in the sole discretion of Pinnacle without the prior approval of any Person, including OpCo. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement. After the Time of Distribution, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties.

8.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

8.6 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Parties, except that OpCo may assign (i) any or all of its rights and obligations under this Agreement to any of its Affiliates and (ii) any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any assets or entities or lines of business of OpCo; provided, however, that, in each case, no such assignment shall release OpCo from any liability or obligation under this Agreement. This Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, (A) is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (B) shall confer any right to employment or continued employment for any period or terms of employment, (C) be interpreted to prevent or restrict the Parties from modifying or terminating any Pinnacle Plan or OpCo Plan or the employment or terms of employment of any OpCo Service Provider, or (D) shall establish, modify or amend any Pinnacle Plan or OpCo Plan covering a Pinnacle Participant, OpCo Participant, any collective bargaining agreements, national collective bargaining agreements, or the terms and conditions of employment applicable to an OpCo Service Provider.

8.7 Specific Performance. Subject to the provisions of Article VII of this Agreement, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party which is or is to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of its rights under this Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at Law for any breach or threatened breach, including monetary damages, may be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at Law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

8.8 Amendment. No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties which, unless the Merger Agreement has been terminated in accordance with its terms, shall not become effective unless GLPI has provided its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed reasonable for GLPI to withhold its consent to any amendment which would be adverse to GLPI in GLPI’s good faith determination). No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided that, unless the Merger Agreement has been terminated in accordance with its terms, no Party may waive any provision of this Agreement without GLPI’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed reasonable for GLPI to withhold its consent to any amendment which would be adverse to GLPI in GLPI’s good faith determination). The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

8.9 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context re-quires, (ii) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules of this Agreement unless otherwise specified, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, (iv) references to “$” shall mean U.S. dollars, (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified, (vi) the word “or” shall not be exclusive, (vii) references to “written” or “in writing” include in electronic form, (viii) provisions shall apply, when appropriate, to successive events and transactions, (ix) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (x) Pinnacle and OpCo have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement, and (xi) a reference to any Person includes such Person’s successors and permitted assigns.

8.10 Counterparts. This Agreement may be executed in counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of any such Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

PINNACLE ENTERTAINMENT, INC.

By:	/s/ Carlos A. Ruisanchez
Name: Carlos A. Ruisanchez Title: President and Chief Financial Officer

Acknowledged and Accepted

PNK ENTERTAINMENT, INC.

By:	/s/ Carlos A. Ruisanchez
Name: Carlos A. Ruisanchez Title: President and Chief Financial Officer

[Signature Page to Employee Matters Agreement]